SECURIT 11019156 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimates average burden	
Hours per response . . .	12.00

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 210
(No. And Street)

SAN DIEGO	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM — (858) 530-4426
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PKF
(Name - *if individual state last, first, middle name)*

2020 CAMINO DEL RIO N., STE. 500	SAN DIEGO	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Daniel Kilroy
Signature

CHIEF FINANCIAL OFFICER
Title

Shahpar Naghshineh 2-8-2011
Notary Public

SHAHPAR NAGHSHINEH
Commission # 1806575
Notary Public - California
San Diego County
My Comm. Expires Jul 15, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Partners of
CUSO Financial Services, LP
San Diego, California

We have audited the accompanying statements of financial condition of CUSO Financial Services, LP (the "Partnership") as of December 31, 2010 and 2009, and the related statements of operations, changes in partners' capital and cash flows for the years then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, LP as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 20,604,974	$ 16,998,978
Receivables from clearing firms	3,391,272	2,709,323
Other receivables	597,649	410,597
Investments	753,449	1,002,463
Notes receivable, current portion	51,771	53,542
Other assets and deposits	815,054	632,270
Total current assets	26,214,169	21,807,173
Certificate of deposit	250,888	-
Deposits with clearing firms	255,000	255,000
Notes receivable, net of current portion	-	50,000
Property and equipment, net	883,674	1,072,417
Total assets	$ 27,603,731	$ 23,184,590
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 1,184,108	$ 828,408
Accrued commissions	5,163,188	4,265,733
Due to affiliate	95,290	110,692
Deposits in transit	3,116	3,116
Other accrued liabilities	2,088,968	1,267,001
Total liabilities	8,534,670	6,474,950
COMMITMENTS AND CONTINGENCIES (Note 7)		
PARTNERS' CAPITAL	19,069,061	16,709,640
Total liabilities and partners' capital	$ 27,603,731	$ 23,184,590

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commissions and clearing	$ 83,952,507	$ 66,324,837
Marketing assistance	2,035,521	1,402,172
Backoffice service and technology fees	2,557,890	2,262,665
Interest	528,724	1,543,864
Other	927,796	756,367
Total revenues	90,002,438	72,289,905
EXPENSES		
Commissions and clearing	67,496,720	55,361,086
Employee compensation and benefits	12,474,378	9,501,248
Outside services	2,524,402	2,338,472
Occupancy and related depreciation	865,764	903,257
Meetings and conferences	720,714	652,113
Communication and technology	416,148	373,403
Travel and entertainment	268,662	231,329
Other	236,999	221,848
Insurance	205,379	195,732
Office supplies and printing	146,909	136,539
Taxes, licenses, and registration fees	180,745	122,939
Advertising and market development	73,239	72,956
Interest and bank charges	16,644	29,891
Total expenses	85,626,703	70,140,813
NET INCOME	$ 4,375,735	$ 2,149,092

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Balance at December 31, 2008	$ 17,926,985
Capital accounts redeemed	(345,000)
Capital distributions	(3,000,000)
Deferred compensation	(21,437)
Net income	2,149,092
Balance at December 31, 2009	16,709,640
Capital contribution	450,000
Capital accounts redeemed	(910,000)
Capital distributions	(1,500,000)
Deferred compensation	(56,314)
Net income	4,375,735
Balance at December 31, 2010	$ 19,069,061

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,375,735	$ 2,149,092
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	462,495	448,050
Accrued interest on notes receivable	-	(3,542)
Loss on sale and disposition of property and equipment	7,602	4,677
Realized gain on investments	8,406	6,316
Deferred compensation	(56,314)	(21,437)
Decrease (increase) in assets:		
Receivables from clearing firm	(681,949)	(981,827)
Other receivables	(187,052)	(22,422)
Other assets and deposits	(182,784)	(62,099)
Increase (decrease) in liabilities:		
Accounts payable	355,700	77,840
Accrued commissions	897,455	1,641,422
Due to affiliate	(15,402)	(32,358)
Other accrued liabilities	821,967	(93,561)
Net cash provided by operating activities	5,805,859	3,110,151
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investments	1,742,681	6,968,666
Purchases of investments	(1,502,074)	(1,471,623)
Purchases of certificate of deposit	(250,888)	-
Repayments on notes receivable	51,771	56,375
Capital expenditures	(281,353)	(568,910)
Net cash (used in) provided by investing activities	(239,863)	4,984,508
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital redemptions	(910,000)	(345,000)
Capital contribution	450,000	-
Capital distributions	(1,500,000)	(3,000,000)
Net cash used in financing activities	(1,960,000)	(3,345,000)
Net increase in cash and cash equivalents	3,605,996	4,749,659
Cash and cash equivalents at the beginning of the year	16,998,978	12,249,319
Cash and cash equivalents at the end of the year	$ 20,604,974	$ 16,998,978

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 267	$ 771

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

CUSO Financial Services, LP (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Marketing assistance, backoffice service and technology fees revenues are recorded during the period in which services are provided. Interest income is recorded on the accrual basis.

Investments

The Partnership accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. ASC 320, *Investments Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of partners' capital.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise taxes. For the years ended December 31, 2010 and 2009, the Partnership has recorded approximately $137,464 and $32,675, respectively, within taxes, licenses and registration expense in the statements of operations which represent the California and other states tax fees.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC No. 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC No. 740, the Partnership assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2010 and 2009, the Partnership does not have a liability for unrecognized tax uncertainties.

The Partnership's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2010 and 2009, the Partnership has no accrued interest or penalties related to uncertain tax positions.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2010 and 2009, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. During 2010, FDIC temporarily insures all noninterest-bearing transaction accounts through December 31, 2012. As of December 31, 2010, the Partnership had uninsured cash balances of $9,940,260. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $100,000. As of December 31, 2010, the Partnership had uninsured cash balances of $1,156,212. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2010 and 2009, the Partnership had commission and transaction related receivables of approximately 66% and 67% with a clearing firm, respectively.

NOTE 2 - ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable credit losses, historical write-off experience, and specific facts.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred.

Fair Value Measurements

The carrying values of investments reflected in the statements of financial condition at December 31, 2010 and 2009 reasonably approximate the fair values for financial instruments in accordance with FASB ASC No. 820, *Fair Value Measurements and Disclosures*. FASB ASC No. 820 establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB No. ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for assets or liabilities identical to the securities to be valued. If a Level 1 input is available, it must be used. (Examples include NYSE, NASDAQ, etc.)

NOTE 2 - ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Unobservable inputs for the asset or liability, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data. (Examples would include independent valuations, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In making such assessment, the Partnership has utilized quoted prices in active markets for identical assets (Level 1) and unobservable inputs (Level 3), as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2010 and 2009.

Advertising and Market Development

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the years ended December 31, 2010 and 2009 was $73,239 and $72,956, respectively.

Reclassifications

Certain amounts related to prior year's presentation have been reclassified to conform to current year's presentation.

NOTE 3 - INVESTMENTS

At December 31, 2010 and 2009, the Partnership held investments in securities that were classified as held-to-maturity, trading and available-for-sale as follows:

	2010	2009
Held-to-maturity	$ -	$ 252,463
Trading	3,449	-
Available-for-sale	750,000	750,000
Total investments	$ 753,449	$ 1,002,463

Held-to-maturity	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Municipal bonds	$ 252,463	$ -	$ (550)	$ 251,913

At December 31, 2010 and 2009, the investments are classified as follows in accordance with FASB ASC No. 820:

		Fair Value Measurements at Reporting Date Using	
	December 31, 2010	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Trading securities	$ 3,449	$ 3,449	$ -
Available-for-sale	750,000	-	750,000
	$ 753,449	$ 3,449	$ 750,000

NOTE 3 – INVESTMENTS (continued)

		Fair Value Measurements at Reporting Date Using	
	December 31, 2009	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 750,000	$ -	$ 750,000

Trading securities at December 31, 2010 consist of mutual funds carried at $3,449, which are classified within Level 1 of the valuation hierarchy. Mutual funds are valued at the net asset value ("NAV") of shares held by the Partnership at December 31, 2010. The fair value of the mutual funds is determined by quoted prices in an active market. At December 31, 2009, there were no investments in trading securities.

Available-for-sale securities at December 31, 2010 and 2009 consist of common stock investments and are carried at $750,000, which are classified within Level 3 of the valuation hierarchy. The fair value of the common stock investments is determined by financial forecast using a stock valuation model requiring subjective assumptions. Because of the inherent uncertainty of valuations, estimated fair value may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material. In the opinion of Management, the existing valuation provides a reasonable measure of the fair value of the common stock.

The following represents a reconciliation of the changes in fair value of available-for-sale securities measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009:

	2010	2009
Beginning balance–January 1	$ 750,000	$ 250,000
Total unrealized gains (losses)	-	-
Purchases, sales, issuances, and net settlements (net)	-	500,000
Ending balance–December 31	$ 750,000	$ 750,000

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2010	2009
Furniture and fixtures	$ 155,044	$ 159,733
Software	2,490,920	2,338,307
Computers and equipment	1,553,620	1,491,163
Leasehold improvements	158,889	158,889
	4,358,473	4,148,092
Less: Accumulated depreciation and amortization	(3,474,799)	(3,075,675)
Total property and equipment, net	$ 883,674	$ 1,072,417

Depreciation and amortization expense was $462,495 and $448,050 for the years ended December 31, 2010 and 2009, respectively.

NOTE 5 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2010	2009
Employee benefits	$ 1,884,826	$ 1,097,840
FINRA fees payable	177,950	158,000
Other	26,192	11,161
	$ 2,088,968	$ 1,267,001

NOTE 6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2010, the Partnership had net capital of $15,287,093 which was $14,718,115 in excess of the required minimum net capital of $568,978. At December 31, 2010, the Partnership's ratio of aggregate indebtedness to net capital was 0.56 to 1. At December 31, 2009, the Partnership had net capital of $12,833,425 which was $12,401,761 in excess of the required minimum net capital of $431,664. At December 31, 2009, the Partnership's ratio of aggregate indebtedness to net capital was 0.50 to 1.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a $500,000 unsecured line of credit with a bank at the bank's prime lending rate. As of December 31, 2010 and 2009, there were no draws against the line of credit.

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease with a related party, Black Diamond Services, Inc. This lease commenced on December 1, 2004 and expires December 1, 2014. The Partnership generally pays taxes, insurances, and maintenance expenses related to the leased facilities.

The Partnership rents 2,540 square feet from an affiliate, Sorrento Pacific Financial, LLC ("SPF") for approximately $4,156 per month. This lease commenced on July 1, 2010 and expires on June 30, 2015.

The Partnership leases other facilities and equipment on a short-term basis.

Related party rent was $254,523 and $308,485, for the years ended December 31, 2010 and 2009, respectively, and was included within the rent expense of $264,548 and $324,701 for the years ended December 31, 2010 and 2009, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31	Operating	Operating (Related Party)	Sublease (Related Party)	Total
2011	$ 8,405	$ 258,014	$ 49,768	$ 316,187
2012	-	265,754	51,261	317,015
2013	-	273,727	52,799	326,526
2014	-	257,799	54,383	312,182
2015	-	-	27,593	27,593
	$ 8,405	$ 1,055,294	$ 235,804	$ 1,299,503

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based on current available information, review with outside legal counsel, insurance coverage and consideration of $76,671 accrued liabilities in the accompanying financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on the financial position or results of operations. However, no assurance can be given that future legal proceedings would not have an adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

Other

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system. Under the terms of this agreement, the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 8 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The Partnership first, then the limited partners and finally the General Partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

Partners' capital consists of the following at December 31:

	2010	2009
General partner's interest	$ 2,136,487	$ 1,429,211
Limited partners' interest	16,932,574	15,280,429
	$ 19,069,061	$ 16,709,640

NOTE 9 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2010 and 2009, the Partnership owed the General Partner $95,290 and $110,692, respectively, and was included within due to affiliate on the statement of financial condition.

NOTE 9 - RELATED PARTY TRANSACTIONS (continued)

Expense Agreement (continued)

The Partnership is involved in certain related party transactions with SPF. For the years ended December 31, 2010 and 2009, administrative and consulting services income was $132,580 and $92,387, respectively, and was included within backoffice service and technology fees revenue. For the year ended December 31, 2010, administrative and consulting fee expense was $12,887 and was included within outside services expense in the statements of operations. For the year ended December 31, 2009, there was no administrative and consulting fee expense. As of December 31, 2010 and 2009, intercompany receivable with SPF was $68,949 and $13,808, respectively, and is included within other receivables on the statement of financial condition.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

Notes Receivable

During January 2004, the Partnership loaned a total of $400,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum, require annual payments of $25,000 plus accrued interest and are due on March 31, 2011. As of December 31, 2010 and 2009, the balance on these loans amounted to $51,771 and $103,542, respectively.

Leases

See Note 7.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Partnership may make a discretionary profit sharing contribution to the Plan. Total contributions were $481,000 and $175,000 for the years ended December 31, 2010 and 2009, respectively.

NOTE 11 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement ("Bonus") to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, death, or an asset sale of the Partnership. As of December 31, 2010 and 2009, the balance for the deferred compensation bonus agreement was $271,796 and $215,482, respectively, and is included in other accrued liabilities.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC No. 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 22, 2011.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, LP
SCHEDULE I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010 AND 2009

	2010	2009
Partners' capital	$ 19,069,061	$ 16,709,640
Less non-allowable assets:		
Receivables from clearing firms	(658,662)	(887,889)
Other receivables	(597,649)	(410,597)
Investments	(750,000)	(750,000)
Other assets and deposits	(815,054)	(632,270)
Related party notes receivable	(51,771)	(103,542)
Furniture, equipment and leasehold improvements	(883,674)	(1,072,417)
Non-allowable assets	(3,756,810)	(3,856,715)
Less other deductions and/or charges	(842)	(179)
Net capital before charges on security positions	15,311,409	12,852,746
Less charges on security positions:		
Debt securities	(3,761)	(630)
Other securities	(517)	-
Money market funds	(20,038)	(18,691)
Charges on security positions	(24,316)	(19,321)
Net capital	$ 15,287,093	$ 12,833,425

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2010	2009
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 568,978	$ 431,664
Net capital in excess of amount required	$ 14,718,115	$ 12,401,761
Aggregate indebtedness	$ 8,534,670	$ 6,474,950
Ratio of aggregate indebtedness to net capital	0.56 to 1	0.50 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2010 and 2009.

CUSO FINANCIAL SERVICES, LP
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

A computation of reserve requirement is not applicable to CUSO Financial Services, LP, as the Partnership qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CUSO FINANCIAL SERVICES, LP
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Information relating to possession or control requirements is not applicable to CUSO Financial Services, LP, as the Partnership qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In planning and performing our audits of the financial statements of CUSO Financial Services, LP ("Partnership") as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Partnership's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE PARTNERSHIP'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by CUSO Financial Services, LP (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating CUSO Financial Services, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CUSO Financial Services, LP's management is responsible for CUSO Financial Services, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Partnership's accounting records and internal financial information, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Partnership's accounting records and internal financial information supporting the adjustments, noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049711 FINRA DEC
CUSO FINANCIAL SERVICES LP 21*21
PO BOX 85744
SAN DIEGO CA 92186-5744

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAN KILROY 858-530-4419

2. A. General Assessment (item 2e from page 2) $ 8,231

B. Less payment made with SIPC-6 filed (exclude interest) (3,890)

7/29/2010
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 4,341

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,341

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,341

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUSO FINANCIAL SERVICES, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP / CFO
(Title)

Dated the 22nd day of FEBRUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 01, 2010
and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 90,002,438
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	72,865,567
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	13,837,599
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 267	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 6,793	
Enter the greater of line (i) or (ii)	6,793
Total deductions	86,709,959
2d. SIPC Net Operating Revenues	$ 3,292,479
2e. General Assessment @ .0025	$ 8,231 (to page 1, line 2.A.)